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                                      Filed by Proxim, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                                 Subject Company:  Netopia, Inc.
                                                    Commission File No.: 0-22700


PROXIM, INC. PRESS RELEASE
JANUARY 23, 2001

FOR IMMEDIATE RELEASE
Contact:
Eric Doyne
Alexander Ogilvy Public Relations
(415) 644-3034
edoyne@alexanderogilvy.com


               PROXIM TO ACQUIRE NETOPIA, EXTENDING LEADERSHIP IN
                         BROADBAND NETWORKING SOLUTIONS

Merger will accelerate the development and deployment of broadband services across wireless, cable and DSL

Sunnyvale, California, January 23, 2001 - Proxim, Inc., (NASDAQ:PROX) the leader in wirefree broadband networking, and Netopia, Inc. (NASDAQ: NTPA), a leading developer of broadband Internet equipment solutions, today announced that they have entered into a definitive agreement pursuant to which Proxim will acquire Netopia in a stock-for-stock merger, creating the leader in broadband local loop solutions. Proxim provides wirefree networking solutions to homes, enterprises and service providers. Netopia provides broadband Internet equipment and e-commerce Web platforms to carriers and service providers that incorporate all major loop technologies.

Under the terms of the merger agreement, each share of Netopia common stock will be converted into 0.3 shares of Proxim common stock, resulting in an aggregate purchase price of approximately $223 million, based on the closing price of Proxim stock on January 23, 2001. The acquisition will be accounted for as a purchase and is expected to be completed during late first quarter or early second quarter 2001. The closing of the acquisition is subject to governmental approvals, Proxim and Netopia stockholder approval and customary closing conditions. This merger is expected to be accretive for the first full year of combined operation.

"The merger with Netopia broadens Proxim's broadband networking strategy by providing Proxim access to DSL and other major loop technologies. Proxim will develop fully integrated voice and data networking solutions, providing total flexibility and choice in broadband access," said David King, CEO of Proxim, " Plus, it gives Proxim expanded distribution to telecom-, datacom- and cable-oriented service providers." Post merger, Proxim will have the broadest array of WAN/LAN technology solutions that provide consumers, businesses and schools with fast, sophisticated networking solutions designed for self-installation, plus support for voice, data, and streaming media applications.


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Service providers will be able to maximize revenue profitability by offering robust, customer-installable solutions and new services to an expanded market.

"This exciting combination of Netopia and Proxim expands the market for Netopia's products, extends Proxim's solutions to small and medium-sized businesses and will result in joint international expansion," said Alan Lefkof, CEO of Netopia. "Looking forward we expect to provide wireless, voice and data solutions to residential as well as small and medium-sized business customers."

Reese Jones, founding CEO and Chairman of the Board of Netopia, said, "I am very excited about this proposed merger bringing together these important broadband technologies for home and small business access to the Internet for both data and voice over the Internet. I look forward to closely helping the combined company in developing the best and easiest broadband Internet gateway products and internet solutions for homes and growing businesses connected via cable, DSL or other Internet connections interfaced to wired and wireless connection inside."

Alan Lefkof will become Proxim's chief operating officer and co-chairman of the board. David King will remain Proxim's chief executive officer and become co-chairman of the board. Netopia's other key management will take on additional responsibilities as part of the management team in the combined company.

"Over the past two years, Motorola and Proxim have forged a strong strategic alliance to bring wireless home networking technology to the broadband cable industry through the introduction of a wide array of Motorola-branded HomeRF products," said Edward D. Breen, president of Motorola's newly-formed Networks Sector. "Proxim's acquisition of Netopia creates the potential for an even broader scope of collaboration between our companies in serving residential and business customers in the broadband marketplace."

"The combined forces of Proxim and Netopia will accelerate the availability of wirelessly-enabled xDSL broadband gateways and client access devices with highly-integrated voice, data and streaming media capabilities," said Christophe Caselitz, President Cordless Products, Information and Communication Mobile for Siemens, Munich. "The depth of Siemens' existing strategic technology and marketing partnership with Proxim will be enhanced even further by the addition of Netopia's IAD (Integrated Access Device) and other local loop products."

CONFERENCE CALL INFORMATION

Investors and analysts are invited to dial toll free to 888-603-6978 at 2:00 p.m. PST (5:00 p.m. EST) today for a conference call. The pass code for the call is PROXIM and the moderator is Keith Glover. A replay of this call will be available at 800-294-4342 until January 30, 2001.

PROXIM - THE LEADER IN WIREFREE BROADBAND NETWORKING

Proxim, Inc. (NASDAQ: PROX) has over 15 years of experience designing and building wirefree broadband networking solutions for home, enterprise and service provider


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markets. The SymphonyTM product family offers easy-to-use, inexpensive wirefree networking for homes, small offices and classrooms, while the FarallonTM products extend these networking choices with a range of Ethernet, HPNA and wirefree solutions for both Mac and PC users. RangeLAN2TM offers wirefree broadband networking for the enterprise with a low-cost architecture designed to work with any wirefree technology. StratumTM products provide building-to-building networking connectivity for enterprises and service providers. Proxim is a promoter of the Home Radio Frequency Working Group along with Compaq, Intel, Siemens, Motorola, National Semiconductor and other leaders in the wireless world. The company is headquartered in Sunnyvale, California, with offices globally. Visit www.proxim.com for more information.

================================================================================

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements concerning the acceleration of the adoption of wireless networking, the expected synergies and results of the announced Proxim and Netopia merger, product development, new products, emerging markets, growth opportunities, and future operating results. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, the risks surrounding the closing of the merger and the integration of Notepad into Proxim's business subsequent to the closing of the merger, Proxim's ability to successfully develop, manufacture and gain market acceptance of new products; dependence on the emerging home networking market, the cost, availability and quality of assemblies and finished products from contract manufacturers; dependence on a limited number of OEM customers rapid technological change; developing industry standards; evolving regulatory requirements; international sales; the highly competitive nature of the wireless LAN market; and other factors more fully described in Proxim's reports to the Securities and Exchange Commission, including but not limited to Proxim's report on Form 10-K for the year ended December 31, 1999, and its reports on Form 10-Q as well as Netopia's report on Form 10-K for the fiscal year ended September 30, 2000. Actual results may differ materially. Proxim and Netopia do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of the company.

================================================================================

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and securityholders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Proxim and Netopia. Investors and securityholders may obtain a free copy of the joint proxy statement/prospects when it is available) and other documents filed by with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Proxim or Netopia.

Proxim and its executive officers and directors may be deemed to be participants


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in the solicitation of proxies from Proxim's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Proxim's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Proxim.

Netopia and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Netopia with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Netopia's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on December 29, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Netopia.


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